Exhibit 99.1

G.WILLI-FOOD ANNOUNCES APPOINTMENT OF MR. MICHAEL
LUBOSCHITZ AS CEO

YAVNE, Israel - December 13, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that the Company's Board of Directors approved the appointment of Mr. Michael Luboschitz as its new CEO, effective as of January 1, 2018.

Mr. Luboschitz served since January 2012 as the VP Commerce & Sales of S.Schestowitz Ltd., an Israeli company which represents, imports, markets and distributes international and local brands in consumer goods and cosmetics, where he was responsible for hundreds of employees. Prior to that, from 2008 until December 2011, Mr. Luboschitz served as Chairman of the Board of Directors and CEO of MANA Ltd, an Israeli company founded by Mr. Luboschitz specializing in producing rice cakes, soup additives and a wide variety of salty snacks. In addition, Mr. Luboschitz established a culinary brand called "Master Chef". From 1984 until 2008, Mr. Luboschitz served in various positions at Sano Ltd., an Israeli company that manufactures, distributes and markets detergent products in Israel and worldwide. His last position at Sano was VP Marketing, Sales & Operation, and CEO of all of Sano's subsidiaries.

The terms of office of Mr. Luboschitz are similar to those of the current CEO of the Company, and will be brought for approval by the shareholders at the next shareholders meeting of the Company.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G.Willi-Food International Ltd.
Amir Kaplan, Chief Financial Officer
(+972)8-932-1000
Amir.k@willi-food.co.il

Source: G.Willi-Food International Ltd.